 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

Rimini Street, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

76674Q107
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76674Q107

1	NAME OF REPORTING PERSON

KINGSTOWN PARTNERS MASTER LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,097,200 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

1,097,200 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,097,200 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.42%
12	TYPE OF REPORTING PERSON

CO

(1) Consists of 1,097,200 shares of Common Stock, $0.0001 par value (the “Common Stock”) issuable upon conversion of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”).

2

CUSIP No. 76674Q107

1	NAME OF REPORTING PERSON

KINGSTOWN PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		656,400 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

-0-
	8	SHARED DISPOSITIVE POWER

656,400 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

656,400 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than one percent
12	TYPE OF REPORTING PERSON

PN

(1) Consists of 656,400 shares of Common Stock issuable upon conversion of Series A Preferred Stock.

3

CUSIP No. 76674Q107

1	NAME OF REPORTING PERSON

KTOWN, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	7	SOLE DISPOSITIVE POWER

-0-
	8	SHARED DISPOSITIVE POWER

-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0
12	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 76674Q107

1	NAME OF REPORTING PERSON

KINGSTOWN 1740 FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		563,100 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

-0-
	8	SHARED DISPOSITIVE POWER

563,100 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

563,100 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than one percent
12	TYPE OF REPORTING PERSON

PN

(1) Consists of 563,100 shares of Common Stock issuable upon conversion of Series A Preferred Stock.

5

CUSIP No. 76674Q107

1	NAME OF REPORTING PERSON

KINGFISHERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		554,200 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

-0-
	8	SHARED DISPOSITIVE POWER

554,200 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

554,200 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

less than one percent
12	TYPE OF REPORTING PERSON

PN

(1) Consists of 554,200 shares of Common Stock issuable upon conversion of Series A Preferred Stock.

6

CUSIP No. 76674Q107

1	NAME OF REPORTING PERSON

KINGSTOWN CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,773,700 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

-0-
	8	SHARED DISPOSITIVE POWER

1,773,700 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,773,700 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.27%
12	TYPE OF REPORTING PERSON

OO

(1) Consists of 1,773,700 shares of Common Stock issuable upon conversion of Series A Preferred Stock.

7

CUSIP No. 76674Q107

1	NAME OF REPORTING PERSON

KINGSTOWN CAPITAL MANAGEMENT L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,870,900 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

-0-
	8	SHARED DISPOSITIVE POWER

2,870,900 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,870,900 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.63%
12	TYPE OF REPORTING PERSON

PN

(1) Consists of 2,870,900 shares of Common Stock issuable upon conversion of Series A Preferred Stock.

8

CUSIP No. 76674Q107

1	NAME OF REPORTING PERSON

KINGSTOWN MANAGEMENT GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,870,900 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

-0-
	8	SHARED DISPOSITIVE POWER

2,870,900 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,870,900 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.63%
12	TYPE OF REPORTING PERSON

OO

(1) Consists of 2,870,000 shares of Common Stock issuable upon conversion of Series A Preferred Stock.

9

CUSIP No. 76674Q107

1	NAME OF REPORTING PERSON

MICHAEL BLITZER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,870,900 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

-0-
	8	SHARED DISPOSITIVE POWER

2,870,900 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,870,900 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.63%
12	TYPE OF REPORTING PERSON

IN

(1) Consists of 2,870,900 shares of Common Stock issuable upon conversion of Series A Preferred Stock.

10

CUSIP No. 76674Q107

1	NAME OF REPORTING PERSON

GUY SHANON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,870,900 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

-0-
	8	SHARED DISPOSITIVE POWER

2,870,900 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,870,900 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.63%
12	TYPE OF REPORTING PERSON

IN

(1) Consists of 2,870,900 shares of Common Stock issuable upon conversion of Series A Preferred Stock.

11

CUSIP No. 76674Q107

The Schedule 13G is being amended to reflect updated stock ownership of the Reporting Persons (as hereinafter defined).

Item 1(a).	Name of Issuer:

Rimini Street, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3993 Howard Hughes Parkway, Suite 500, Las Vegas, NV 89169

Item 2(a).	Name of Person Filing:

This statement is filed by Kingstown Capital Management L.P., a Delaware limited partnership (“Kingstown Capital”), Kingstown Management GP LLC, a Delaware limited liability company (“Kingstown Management”), Kingstown Capital Partners, LLC, a Delaware limited liability company (“General Partner”), Kingstown Partners Master Ltd., a Cayman Islands corporation (“Master Fund”), Kingstown Partners II, L.P., a Delaware limited partnership (“Fund II”), Ktown, LP, a Delaware limited partnership (“Ktown”), Kingstown 1740 Fund LP, a Delaware limited partnership (“Kingstown 1740”), Kingfishers LP, a Delaware limited partnership (“Kingfishers” and together with Master Fund, Fund II, Ktown and Kingstown 1740, the “Funds”), Michael Blitzer and Guy Shanon. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

General Partner is the general partner of each of Fund II, Ktown and Kingfishers. By virtue of this relationship, General Partner may be deemed to beneficially own the Shares (as defined below) owned in the aggregate by Fund II, Ktown, Kingstown 1740 and Kingfishers. Kingstown Capital is the investment manager of each of the Funds. Kingstown Management is the general partner of Kingstown Capital. Each of Mr. Blitzer and Mr. Shanon is a managing member of Kingstown Management. By virtue of these relationships, each of General Partner, Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon may be deemed to beneficially own the Shares (as defined below) owned by the Funds.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of General Partner, Kingstown Capital, Kingstown Management, Fund II, Ktown, Kingstown 1740, Kingfishers, Michael Blitzer and Guy Shanon is 34 East 51st Street, 5th Floor, New York, NY 10022. The principal business address of Master Fund is c/o Intertrust Corporate Services, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

12

CUSIP No. 76674Q107

Item 2(c).	Citizenship:

Kingstown Capital, Kingstown Management, General Partner, Fund II, Ktown, Kingstown 1740 and Kingfishers are organized under the laws of the State of Delaware. Master Fund is organized under the laws of the Cayman Islands. Messrs. Blitzer and Shanon are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

76674Q107

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	/ /	Not Applicable
(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ X /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

13

CUSIP No. 76674Q107

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on December 31, 2020. Subsequent to December 31, 2020, certain Reporting Persons sold Series A Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”) to the Issuer. In addition, the Reporting Persons became the beneficial owner of additional Shares through the declaration by the Issuer of a Paid-in-Kind dividend on the Issuer’s Series A Preferred Stock.

All Share ownership below consists of Shares issuable upon conversion of Series A Preferred Stock.

Master Fund

(a)	Amount beneficially owned:

1,097,200 Shares (Includes 1,389,400 Shares issuable upon conversion of Series A Preferred Stock).

(b)	Percent of class:

1.42% (based upon 76,285,000 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020 (the “Form 10-Q”), plus 1,097,200 Shares issuable upon conversion of Series A Preferred Stock).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

1,097,200 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

1,097,200 Shares

14

CUSIP No. 76674Q107

Fund II

(a)	Amount beneficially owned:

656,400 Shares

(b)	Percent of class:

Less than one percent (based upon 76,285,000 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2020 as reported in the Form 10-Q, plus 656,400 Shares issuable upon conversion of Series A Preferred Stock).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

656,400 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

656,400 Shares

Ktown

(a)	Amount beneficially owned:

0 Shares

(b)	Percent of class:

0

15

CUSIP No. 76674Q107

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

Kingstown 1740

(a)	Amount beneficially owned:

563,100 Shares

(b)	Percent of class:

Less than one percent (based upon 76,285,000 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2020 as reported in the Issuer’s Form 10-Q, plus 563,100 Shares issuable upon conversion of Series A Preferred Stock).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

16

CUSIP No. 76674Q107

(ii)	Shared power to vote or to direct the vote

563,100 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

563,100 Shares

Kingfishers

(a)	Amount beneficially owned:

554,200 Shares

(b)	Percent of class:

Less than one percent (based upon 76,285,000 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2020 as reported in the Form 10-Q, plus 554,200 Shares issuable upon conversion of Series A Preferred Stock).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

554,200 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

17

CUSIP No. 76674Q107

(iv)	Shared power to dispose or to direct the disposition of

554,200 Shares

General Partner

(a)	Amount beneficially owned:

1,773,700 Shares

(b)	Percent of class:

2.27% (based upon 76,285,000 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2020 as reported in the Form 10-Q, plus 1,773,700 Shares issuable upon conversion of Series A Preferred Stock).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

1,773,700 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

1,773,700 Shares

18

CUSIP No. 76674Q107

Kingstown Capital

(a)	Amount beneficially owned:

2,870,900 Shares

(b)	Percent of class:

3.63% (based upon 76,285,000 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2020 as reported in the Form 10-Q, plus 2,870,900 Shares issuable upon conversion of Series A Preferred Stock).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

2,870,900 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

2,870,900 Shares

Kingstown Management

(a)	Amount beneficially owned:

2,870,900 Shares

(b)	Percent of class:

3.63% (based upon 76,285,000 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2020 as reported in the Form 10-Q, plus 2,870,900 Shares issuable upon conversion of Series A Preferred Stock).

19

CUSIP No. 76674Q107

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

2,870,900 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

2,870,900 Shares

Mr. Blitzer

(a)	Amount beneficially owned:

2,870,900 Shares

(b)	Percent of class:

3.63% (based upon 76,285,000 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2020 as reported in the Form 10-Q, plus 2,870,900 Shares issuable upon conversion of Series A Preferred Stock).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

20

CUSIP No. 76674Q107

(ii)	Shared power to vote or to direct the vote

2,870,900 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

2,870,900 Shares

Mr. Shanon

(a)	Amount beneficially owned:

2,870,900 Shares

(b)	Percent of class:

3.63% (based upon 76,285,000 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2020 as reported in the Form 10-Q, plus 2,870,900 Shares issuable upon conversion of Series A Preferred Stock).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

2,870,900 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

21

CUSIP No. 76674Q107

(iv)	Shared power to dispose or to direct the disposition of

2,870,900 Shares

General Partner is the general partner of each of the Fund II, Ktown, Kingstown 1740 and Kingfishers. By virtue of this relationship, General Partner may be deemed to beneficially own the Shares owned in the aggregate by Fund II, Ktown, Kingstown 1740 and Kingfishers. Kingstown Capital is the investment manager of each of the Funds. Kingstown Management is the general partner of Kingstown Capital. Each of Mr. Blitzer and Mr. Shanon is a managing member of Kingstown Management. By virtue of these relationships, each of General Partner, Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon may be deemed to beneficially own the Shares owned by the Funds.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1. Previously filed

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

22

CUSIP No. 76674Q107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021	KINGSTOWN CAPITAL MANAGEMENT L.P.

	By:	Kingstown Management GP LLC
its general partner

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN PARTNERS II, L.P.

By:	Kingstown Capital Partners, LLC
its general partner

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KTOWN, LP

By:	Kingstown Capital Partners, LLC
its general partner

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN 1740 FUND LP

By:	Kingstown Capital Partners, LLC
its general partner

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

23

CUSIP No. 76674Q107

KINGFISHERS, LP

By:	Kingstown Capital Partners, LLC
its general partner

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN MANAGEMENT GP LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN CAPITAL PARTNERS, LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN PARTNERS MASTER LTD.

By:	/s/ Michael Blitzer
Michael Blitzer Director

/s/ Michael Blitzer
MICHAEL BLITZER

/s/ Guy Shanon
GUY SHANON

24